UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. ______)

                             Nabisco Holdings Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

             Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  629526 10 4
                               ------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 9 pages

                                  SCHEDULE 13G

CUSIP NO.  629526 10 4                                         Page 2 of 9 Pages

--------------------------------------------------------------------------------

1)   Name of Reporting Person           RJR Nabisco Holdings Corp.
     S.S. or I.R.S Identification       E.I.N. 13-3490602
     No. of Above Person

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a) / /
     if a Member of a Group*
                                                  (b) /X/


--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization                               Delaware

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                                     0
Beneficially Owned  (6)  Shared Voting Power                         213,250,000
by Each Reporting                                                (See Item 4(a))
Person with         (7)  Sole Dispositive Power                                0
                    (8)  Shared Dispositive Power                    213,250,000
                                                                 (See Item 4(a))
--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                  213,250,000
                                                                 (See Item 4(a))

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares*

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                      approximately 80.5%

--------------------------------------------------------------------------------

12)  Type of Reporting Person*                                                HC


--------------------------------------------------------------------------------

                         *SEE INSTRUCTION BEFORE FILLING OUT!

                                  Page 2 of 9 pages

                                  SCHEDULE 13G

CUSIP NO.  629526 10 4                                         Page 3 of 9 Pages

--------------------------------------------------------------------------------

1)   Name of Reporting Person           RJR Nabisco, Inc.
     S.S. or I.R.S Identification       E.I.N. 56-0950247
     No. of Above Person

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a) / /
     if a Member of a Group*
                                                  (b) /X/


--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization                               Delaware

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                                     0
Beneficially Owned  (6)  Shared Voting Power                         213,250,000
by Each Reporting                                                (See Item 4(a))
Person with         (7)  Sole Dispositive Power                                0
                    (8)  Shared Dispositive Power                    213,250,000
                                                                 (See Item 4(a))
--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                  213,250,000
                                                                 (See Item 4(a))

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares*

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                      approximately 80.5%

--------------------------------------------------------------------------------

12)  Type of Reporting Person*                                                HC


--------------------------------------------------------------------------------

                         *SEE INSTRUCTION BEFORE FILLING OUT!

                                  Page 3 of 9 pages

                                  SCHEDULE 13G
--------------------------------------------------------------------------


ITEM 1.

       (a)      Name of Issuer

                     Nabisco Holdings Corp.

       (b)      Address of Issuer's Principal Executive Offices

                     7 Campus Drive
                     Parsippany, New Jersey  07054-0304

ITEM 2.

       (a)      Name of Person Filing

                     RJR Nabisco Holdings Corp. ("RJRN Holdings")
                     RJR Nabisco, Inc. ("RJRN")

       (b)      Address of Principal Business Office or, if none, Residence

                     1301 Avenue of the Americas
                     New York, New York  10019-6013

       (c)      Citizenship

                     RJRN Holdings -- Delaware
                     RJRN -- Delaware


       (d)      Title of Class of Securities

                     Class A Common Stock, par value $.01 per share

       (e)      CUSIP Number

                     629526 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

        (a)   / /   Broker or Dealer registered under Section 15 of the ACT

        (b)   / /   Bank as defined in section 3(a)(6) of the Act

        (c)   / /   Insurance Company as defined in section 3(a)(19) of the ACT

        (d)   / /   Investment Company registered under section 8 of the
                    Investment Company ACT

        (e)   / /   Investment Advisor registered under section 203 of the
                    Investment Advisors Act of 1940

        (f)   / /   Employee Benefit Plan, Pension Fund which is subject to
                    the provisions of the Employee Retirement Income Security
                    Act of 1974 or Endowment Fund; seess.240.13d-1(b)(1)(ii)(F)

        (g)   / /   Parent Holding Company, in accordance with ss.240.13d-1(b)
                    (ii)(G)(Note: See Item 7)

        (h)   / /   Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

                    Not applicable

ITEM 4. OWNERSHIP

        (a)  Amount Beneficially Owned

                   RJRN is a wholly-owned subsidiary of RJRN Holdings and is the record owner of 213,250,000 shares of Nabisco Holdings Corp. Class B Common Stock. Because these shares are immediately convertible into Class A Common Stock on a one-for-one basis at the option of the holder, RJRN and RJRN Holdings are also deemed to be the beneficial owners of 213,250,000 shares of Class A Common Stock.

        (b)  Percent of Class

                   Approximately 80.5%. The Class A Common Stock and Class B Common Stock generally vote as a single class, in which case the Class B Common Stock accounts for approximately 97.6% of the combined voting power of the two classes of Common Stock.

        (c)  Number of shares as to which such person has:

            (i)      sole power to vote or direct the vote

                              -0-

            (ii)     share power to vote or direct the vote

                              213,250,000        (See Item 4(a))

            (iii)    sole power to dispose or to direct the disposition of

                              -0-

            (iv)     shared power to dispose or to direct the disposition of

                              213,250,000        (See Item 4(a))

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY

            RJRN is the record owner of all of the 213,250,000 outstanding shares of Class B Common Stock, which is convertible into Class A Common Stock. RJRN is a direct, wholly-owned subsidiary of RJRN Holdings.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

            Not applicable

ITEM 10. CERTIFICATION

            Not applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               RJR NABISCO HOLDINGS CORP.

                                                   /s/ Robert F. Sharpe, Jr.
                                               ------------------------------
                                                Robert F. Sharpe, Jr.
                                                Senior Vice President
Date: January 24, 1996                         and General Counsel




                                               RJR NABISCO, INC.

                                                   /s/ Robert F. Sharpe, Jr.
                                               ------------------------------
                                                Robert F. Sharpe, Jr.
Date: January 24, 1996                         Senior Vice President
                                                and General Counsel

                                    EXHIBIT A


                     INDEMNIFICATION OF RELEVANT SUBSIDIARY

RJRN is the record owner of all of the 213,250,000 outstanding shares of Class B Common Stock, which is convertible into Class A Common Stock. RJRN is a direct, wholly-owned subsidiary of RJRN Holdings.

                                    EXHIBIT B


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the parties named below agree to the joint filing, on behalf of each of them, of a Statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock of Nabisco Holdings Corp. and also agree that this Joint Filing Agreement be included as an Exhibit to such filings. In evidence thereof, the undersigned hereby execute this Agreement as of January 24, 1996.




                                            RJR NABISCO HOLDINGS CORP.

                                                  /s/ Robert F. Sharpe, Jr.
                                            ----------------------------------
                                                   Robert F. Sharpe, Jr.
                                                   Senior Vice President
                                                   and General Counsel





                                            RJR NABISCO, INC.

                                                  /s/ Robert F. Sharpe, Jr.
                                            ----------------------------------
                                                   Robert F. Sharpe, Jr.
                                                   Senior Vice President
                                                   and General Counsel